Exhibit 1
RECENT DEVELOPMENTS
     The information included in this section supplements the information about Mexico corresponding to the headings below that is contained in Exhibit D to Mexico’s annual report on Form 18-K, as amended, for the fiscal year ended December 31, 2007. To the extent that the information included in this section differs from the information set forth in the annual report, you should rely on the information in this section.
The Economy
     Program for Growth and Employment
     The Programa para Impulsar el Crecimiento y el Empleo (Program for Growth and Employment), announced on October 8, 2008, is intended to mitigate the impact of the deterioration of the international economic environment on the Mexican economy. The Government expects that the recent extreme contraction of liquidity in the international financial markets and equity, debt and foreign exchange market volatility and the deepening recession in Mexico’s trading partners are likely to have adverse effects on the Mexican economy, including:
•	a decrease in exports, remittances, tourism revenues and foreign direct investment inflows,

•	reduced availability of credit, as financial intermediaries adopt more conservative lending policies and access to foreign credit diminishes, and

•	a lower oil price, leading to decreased public sector revenues.
The Mexican economy and financial markets have already begun to experience these adverse effects.
     The specific goals of the Program for Growth and Employment are to:
•	compensate for the expected lower Government revenues, which would ordinarily require a reduction in programmable expenditures,

•	stimulate economic activity and create jobs through a variety of infrastructure projects aimed at specific sectors such as education, housing and highways,

•	increase the availability of financing and credit, for financing infrastructure and for supporting small- and medium-sized firms, through the Mexican development banks, and

•	foster long-term economic growth.

     The Mexican Government proposes to take or has already taken the following concrete measures in order to achieve the foregoing goals:
•	The Federal Budget and Fiscal Responsibility Law (the “LFPRH”) was amended, effective with the 2009 fiscal year, to remove Petróleos Mexicanos and its operating subsidiaries from the Government’s program for certain long-term productive infrastructure projects (Infraestructura Productiva de Largo Plazo, or “PIDIREGAS”), so that PIDIREGAS debt of these entities will be assumed as direct public debt of Petróleos Mexicanos during 2009 and to provide that future infrastructure expenditures of Petróleos Mexicanos and its operating subsidiaries will not be considered for purposes of the balanced budget principle set forth in the LFPRH, and will therefore be excluded from across-the-board budget cuts required when public sector revenues decline. The effect of these amendments will be to create Ps. 78.3 billion of room for additional expenditures in 2009 as compared with the 2009 budget originally proposed to the Mexican Congress.

•	Petróleos Mexicanos and its operating subsidiaries will be permitted to apply resources held in the Pemex Infrastructure Investment Stabilization Fund, which total approximately Ps. 12 billion, to begin the process for the construction of a new refinery and for other infrastructure projects.

•	The above two measures, which together will generate room in the budget for an aggregate of Ps. 90.2 billion of expenditures, will be used to stimulate economic activity as described in the following paragraphs.

•	Approximately Ps. 25.1 billion of the additional budgetary space will be used to compensate for the reduction in programmable expenditures that would otherwise have been required due to the expected reduction in oil revenues or tax collections.

•	An additional infrastructure expenditure program would be established with the remaining Ps. 65.1 billion in budgetary space, of which approximately Ps. 12.1 billion would be used by Petróleos Mexicanos to fund, among other things, the construction of the refinery mentioned above, and Ps. 53.1 billion would be allocated among projects in various sectors that reflect both national priorities and the highest possible contribution to economic activity and job creation (e.g., expenditures to improve the infrastructure of Comisión Federal de Electricidad, housing, education, tourism, highways and agriculture).

•	The Mexican national development banks would employ their capital to increase the availability of credit by up to Ps. 35 billion, Ps. 23 billion through credit lines made available to financial intermediaries and Ps. 12 billion to be supported by guarantees, with Ps. 6 billion of the latter to be allocated as credit to small- and medium-sized enterprises. In addition, Nacional Financiera, S.N.C. (NAFIN) and Banco Nacional de Comercio Exterior, S.N.C. are supporting the refinancing of commercial paper by issuing guarantees of up to Ps. 50 billion.

•	Banco Nacional de Obras y Servicios Públicos, S.N.C. and the National Infrastructure Fund will facilitate infrastructure projects, including new roads and suburban transit.

•	Credit to the agricultural sector will be facilitated by (1) a temporary increase in the limits of indebtedness of financial intermediaries with development banks from 60% to 75% of the total liabilities of the intermediary, (2) the creation of new guarantee programs through the National Fund of Guarantees to promote more than Ps. 20 billion of additional financing and (3) the provision of subsidies to lower the guarantee premiums normally applicable to medium- and long-term loans to finance the acquisition of fixed assets.

•	Approximately Ps. 40 billion of additional credit will be made available to the housing sector through the Sociedad Hipotecaria Federal and NAFIN. In addition, Sociedad Hipotecaria Federal, in coordination with the Inter-American Development Bank and the International Finance Corporation, will continue to buy and sell mortgage-backed securities in order to add liquidity to the market.

•	The investment restrictions applicable to the private pension funds, or SIEFORES, will be liberalized in order to channel a greater amount of resources to infrastructure projects and housing, as well as towards financing to small- and medium-sized enterprises, by permitting investments in subordinated debt and other structured instruments and strengthening conflicts of interest rules and risk concentration regulations.

•	The Government purchase program administered by NAFIN for small- and medium-sized enterprises will be strengthened by requiring certain Government ministries to (1) establish in November a purchase plan for small- and medium-sized enterprises in 2009 to increase the participation of small- and medium-sized enterprises in government procurement contracts to up to 20% of the total by the end of 2009, preferably using NAFIN’s electronic bidding system and (2) create a Commission for Government Purchases from small- and medium-sized enterprises to review the performance of the program and increase the participation of small- and medium-sized enterprises.
     Prices and Wages
     Inflation (as measured by the change in the national consumer price index) for the year ended December 31, 2008 was 6.53%, 2.8 percentage points higher than during 2007. Inflation for the first month of 2009 was 0.23%, 0.2 percentage points lower than during the same period of 2008.
     Gross Domestic Product
     According to preliminary figures, Mexico’s gross domestic product (“GDP”) grew by 2.3% in real terms during the first nine months of 2008, as compared to the first nine months of 2007. The agriculture, forestry, fishing and hunting sector grew by 3.2%; the utilities sector grew by 5.6%; the construction sector grew by 0.2%; the manufacturing sector grew by 2.1%; the wholesale and retail trade sector grew by 4.9%; the transportation and warehousing sector grew by 2.3%; the information sector grew by 11.1%; the finance and insurance sector grew by 2.5%; the real estate, rental and leasing sector grew by 3.7%; management of companies and enterprises grew by 3.1%; administrative and support and waste management and remediation services grew by 1.7%; education services grew by 1.2%; health care and social assistance grew by 0.9%; arts, entertainment and recreation grew by 3.0%; accommodation and food services grew by 2.2%; and other services (except public administration) grew by 2.3%, each in real terms as compared to first nine months of 2007. However, public administration services decreased by 0.3%, the mining sector decreased by 7.0% and professional, scientific and technical services decreased by 0.1%, each in real terms as compared to the first nine months of 2007.
     During the fourth quarter of 2008, real GDP is estimated to have decreased at an annual rate of approximately 1.0%. Mexico currently estimates that GDP grew by approximately 1.5% in real terms during the full year of 2008.
     Interest Rates
     During 2008, interest rates on 28-day Cetes averaged 7.7% and interest rates on 91-day Cetes averaged 7.9%, as compared to 7.2% and 7.4%, respectively, during 2007. During the first month of 2009, interest rates on 28-day Cetes averaged 7.6% and interest rates on 91-day Cetes averaged 7.7%, as compared with average rates on 28-day and 91-day Cetes of 7.4% and 7.6%, respectively, during the same period of 2008. On February 10, 2009, the 28-day Cetes rate was 7.5% and the 91-day Cetes rate was 7.3%.
Principal Sectors of the Economy
     Petroleum and Petrochemicals
     Although Petróleos Mexicanos, its four subsidiary entities, Pemex-Exploración y Producción (Pemex-Exploration and Production), Pemex-Refinación (Pemex-Refining), Pemex-Gas y Petroquímica Básica (Pemex-Gas and Basic Petrochemicals) and Pemex-Petroquímica (Pemex-Petrochemicals), and its subsidiary companies (collectively, “PEMEX”) reported a net income of Ps. 5.6 billion during the first nine months of 2008, based on its unaudited consolidated results, PEMEX expects to recognize a net loss for the year ended December 31, 2008 that is significantly greater than the net loss for the year ended December 31, 2007, based on the net loss recognized in PEMEX’s preliminary financial information as of November 30, 2008. This increase in loss is mainly due to the decline in international oil prices during the second half of 2008, which resulted in a decrease in net sales, and to the depreciation of the peso against the U.S. dollar, which resulted in unrealized foreign exchange losses arising from the recognition in Mexican pesos of the outstanding debt stated in foreign currencies that are recognized in the comprehensive financial result.
Financial System
     Central Bank and Monetary Policy
     During the year ended December 31, 2008, the M1 money supply increased by 2.8% in real terms, as compared with 2007. This was driven by an increase in bills and coins held by the public, which increased by 7.9% in real terms in 2008.
     During 2008, financial savings increased by 6.0% in real terms, as compared with 2007. Savings generated by Mexican residents increased by 5.8% in real terms and savings generated by non-residents increased by 9.6% in real terms during 2008, each as compared with 2007.

     At December 31, 2008, the monetary base totaled Ps. 577.5 billion, a 16.7% nominal increase from the level of Ps. 494.7 billion at December 31, 2007. At February 9, 2009, the monetary base totaled Ps. 538.3 billion, a 6.8% nominal decrease from the level of Ps. 577.5 billion at December 31, 2008. Banco de México estimates that the monetary base will total approximately Ps. 637.6 billion at December 31, 2009.
     In October 2007, Banco de México announced that as of January 21, 2008, it will use the overnight funding rate, rather than its other monetary policy instrument, the “corto” or “short,” as its primary monetary policy instrument. The minimum overnight funding rate remained at 7.50% from October 26, 2007 to June 20, 2008. Banco de México increased the minimum overnight funding rate to 7.75% on June 20, 2008, to 8.00% on July 18, 2008 and to 8.25% on August 15, 2008. On January 16, 2009, the minimum overnight funding rate was reduced to 7.75%.
     Banking Supervision and Support
     At September 30, 2008, the total amount of past-due loans of commercial banks (excluding banks under Government intervention and those in special situations) was Ps. 56,782 million, as compared with Ps. 43,142 million at December 31, 2007. The total loan portfolio of the banking system increased by 6.0% in real terms during the first nine months of 2008, as compared with December 31, 2007. The past-due loan ratio of commercial banks was 3.0% at September 30, 2008, as compared with the 2.5% past-due loan ratio at December 31, 2007. The amount of loan loss reserves created by commercial banks (excluding banks under Government intervention and those in special situations) totaled Ps. 90,199 million at September 30, 2008, as compared with Ps. 72,862 million at December 31, 2007. At this level, commercial banks had reserves covering 158.9% of their past-due loans at September 30, 2008, exceeding the minimum reserve level of 45% required by the applicable accounting criteria.
     In response to the current international financial crisis, the Federal Government and Banco de México announced on October 27, 29 and 30, 2008, a series of joint preventive actions aimed at reducing liquidity problems and restoring order to the domestic financial markets, including the repurchase of Ps. 40 billion of outstanding domestic bonds. As part of this program, the Federal Government repurchased Ps. 4.3 billion of fixed rate peso denominated government bonds (MBonos) and UDI 713 million of UDI-denominated government bonds (Udibonos) from October 27 through 31, 2008. The repurchases were carried out through auctions conducted by Banco de México and the Ministry of Finance and Public Credit on December 3, 13 and 17, 2008. In addition, Banco de México and the Federal Reserve Bank of New York agreed on February 3, 2009 to extend their U.S. $30 billion temporary swap facilities until October 30, 2009.

     The Securities Market
     At December 31, 2008, the Mexican Stock Market Index stood at 22,380 points, representing a 24.2% nominal decrease from the level at December 31, 2007. At February 10, 2009, the Mexican Stock Market Index stood at 19,826 points, representing an 11.4% decrease from the level at December 31, 2008.
External Sector of the Economy
     Foreign Trade
     According to preliminary figures, during 2008, Mexico registered a trade deficit of U.S. $16.8 billion, as compared with a trade deficit of U.S. $10.1 billion for 2007. Merchandise exports increased by 7.3% during 2008 to U.S. $291.8 billion, as compared to U.S. $271.9 billion for 2007. During 2008, petroleum exports increased by 17.7%, while non-petroleum exports increased by 5.4%, each as compared to the petroleum and non-petroleum export totals for 2007. Exports of manufactured goods, which represented 79.1% of total merchandise exports, increased by 5.1% during 2008, as compared with exports of manufactured goods during 2007.
     According to preliminary figures, during 2008, total imports grew by 9.5% to U.S. $308.6 billion, as compared to U.S. $281.9 billion for 2007. During 2008, imports of intermediate goods increased by 7.9%, imports of capital goods increased by 16.4% and imports of consumer goods increased by 11.4%, each as compared to imports in 2007.
     Balance of International Payments
     According to preliminary figures, during the first nine months of 2008, Mexico’s current account registered a deficit of 1.1% of GDP, or U.S. $9,296 million, as compared to a deficit of U.S. $7,322 million for the same period of 2007. The capital account registered a surplus in the first nine months of 2008 of U.S. $12,004 million, as compared with a U.S. $12,142 million surplus in the same period of 2007. Foreign investment in Mexico, as recorded in the balance of payments, totaled U.S. $26.5 billion during the first nine months of 2008, and was composed of direct foreign investment of U.S. $15.6 billion and net portfolio foreign investment (including securities placed abroad) inflows of U.S. $10.9 billion.
     At December 31, 2008, Mexico’s international reserves totaled U.S. $85,441 million, an increase of U.S. $7,450 million from the amount at December 31, 2007. The net international assets of Banco de México totaled U.S. $95,232 million at December 31, 2008, an increase of U.S. $7,977 million from the amount at December 31, 2007. According to preliminary figures, at February 6, 2009, Mexico’s international reserves totaled U.S. $82,085 million, a decrease of U.S. $3,356 million from the amount at December 31, 2008. The net international assets of Banco de México totaled U.S. $91,267 million at February 6, 2008, a decrease of U.S. $3,965 million from the amount at December 31, 2008.
     On October 8, 2008, Banco de México announced that going forward, Banco de México would conduct an auction of U.S. $400 million on any day in which the depreciation of the peso exceeds 2% as compared to the previous day’s exchange rate (“daily auctions”). From October 9, 2008 through February 10, 2009, Mexico has sold an aggregate of U.S. $5.9 billion through daily auctions.

     In addition, from October 8, 2008 to February 10, 2008, Banco de México has conducted the following special auctions of dollars for an aggregate of U.S. $11 billion: (i) on October 8 and 9, 2008 a special auction of U.S. $2.5 billion, (ii) on October 10, 2008, two special auctions, each of which were for an aggregate amount of U.S. $3.0 billion, (iii) on October 16, 2008, a special auction of U.S. $1.5 billion and (iv) on October 23, 2008, a special auction of U.S. $1.0 billion.
     On February 4, 5 and 6, 2009, Banco de México, in response to heightened exchange rate volatility and a lack of liquidity in the foreign exchange market, carried out extraordinary sales of dollars to Mexican banks, in an aggregate amount of approximately U.S. $1.1 billion to otherwise improve liquidity in the foreign exchange market.
     Direct Foreign Investment in Mexico
     According to preliminary figures, during the first nine months of 2008, direct foreign investment in Mexico notified to the Registro Nacional de Inversiones Extranjeras (National Foreign Investment Registry) totaled approximately U.S. $15.6 billion. Of that, 33.8% has been channeled to manufacturing, 23.1% to financial services, 9.9% to commerce, 4.7% to transportation and communications, 21.5% to mining, 3.1% to construction and 3.9% to other services. By country of origin, during the first nine months of 2008, 48.8% of such foreign investment came from the United States, 13.9% from Spain, 9.0% from Canada, 6.6% from the United Kingdom, 2.1% from Switzerland and 19.6% from other countries.
     Exchange Controls and Foreign Exchange Rates
     The peso/U.S. dollar exchange rate announced by Banco de México on December 31, 2008 (to take effect on the second business day thereafter) was Ps. 13.83 = U.S. $1.00, a 21.0% depreciation in dollar terms from the exchange rate of Ps. 10.92 = U.S. $1.00 on December 31, 2007.
     The peso/U.S. dollar exchange rate announced by Banco de México on February 10, 2009 (to take effect on the second business day thereafter) was Ps. 14.36 = U.S. $1.00.
Public Finance
     Revenues and Expenditures
     According to preliminary figures, during 2008, the public sector overall balance registered a deficit of Ps. 301.6 billion. The public sector deficit included the effect of the issuance of Ps. 292.0 billion (approximately 2.4% of GDP) of recognition bonds (bonos de reconocimiento) associated with the reform of the Ley del Instituto de Seguridad y Servicios Sociales de los Trabajadores del Estado (“ISSSTE Law”) in March 2007. Under the ISSSTE Law, Mexico’s federal employee pension system was transformed from a pay-as-you-go system into a fully funded one. The recognition bonds were issued in order to recognize the rights acquired by workers who choose the new pension regime; the issuance of these bonds does not represent a new liability, but a preexisting one associated with the pension benefits accrued by workers that are now recognized as budgetary debt. Excluding the gross expenditure related to the ISSSTE Law, the public sector deficit for 2008 was Ps. 9.6 billion, equivalent to approximately 0.1% of GDP, consistent with the Government’s target of a balanced budget for the fiscal year.
     According to preliminary figures, during 2008, the public sector primary balance registered a deficit of Ps. 70.0 billion, as compared to the surplus of Ps. 247.0 billion recorded in 2007. Excluding the expenditures associated with the ISSSTE Law, the primary balance registered a surplus of Ps. 222.0 billion, or 1.8% of GDP, as compared to a surplus of Ps. 247.0 billion in 2007.
     According to preliminary figures, public sector budgetary revenues increased by 9.3% in real terms during 2008. Oil revenues increased by 13.5% in real terms and non-oil tax revenues increased by 9.8% in real terms, while non-oil, non-tax revenues decreased by 10.4% in real terms, in each case as compared to 2007. Oil prices increased by 36.9% in 2008, from an average price of U.S. $61.63 per barrel in 2007 to U.S. $84.35 per barrel in 2008, while PEMEX’s non-tax revenues as a percentage of total public sector budgetary revenues decreased from approximately 15.1% in 2007 to approximately 12.6% in 2008.
     According to preliminary figures, public sector budgetary expenditures increased by 9.8% in real terms during 2008. In 2008, public sector financing costs decreased by 9.6% in real terms as compared with 2007.
     At December 31, 2008, the balance of the Oil Revenues Stabilization Fund totaled Ps. 85.8 billion, the balance of the Federal Entities Revenue Stabilization Fund totaled Ps. 30.3 billion and the balance of the Stabilization Fund for PEMEX’s Infrastructure Investment totaled Ps. 29.0 billion.
     2009 Budget and Fiscal Package
     On September 8, 2008, the Executive submitted to Congress the proposal for the Federal Annual Revenue Law for 2009 and the Federal Expenditure Decree for 2009 (together with the Federal Annual Revenue Law for 2009, the “2009 Budget”).
     The Federal Annual Revenue Law for 2009 was published in the Mexican Official Gazette on November 10, 2008 and became effective as of January 1, 2009. On November 28, 2008, the Federal Expenditure Decree for 2009 was published in the Mexican Official Gazette and became effective as of January 1, 2009.
     The preliminary results for 2006, 2007 and 2008, as well as the budget assumptions and targets for 2008 and the 2009 Budget, are presented below.

2006, 2007 and 2008 Results;
2008 and 2009 Budget Assumptions and Targets

	2006		2007		2008		2008	2009
	Results		Results		Results(1)		Budget(3)(4)	Budget(5)
Real GDP growth (%)	4.9	%(2)	3.2	%(1)(2)	2.3	%(2)	3.7%	1.8%
Increase in the national consumer price index (%)	4.1%		3.8%		6.5%		3.0%	3.8%
Average export price of Mexican oil mix (U.S. $/barrel)	53.04		61.63		84.35	(6)	49.00	70.00 (6)
Current account deficit as % of GDP	0.2	%(1)(2)	0.6	%(1)(2)	1.1	%(1)(2)	1.0%	1.1%
Average exchange rate (Ps./$1.00)	10.9		10.9		11.1		11.2	11.7
Average rate on 28-day Cetes (%)	7.2%		7.2%		7.7%		7.0%	8.0%
Public sector balance as % of GDP	0.1	%(2)	0.0	%(1)(2)	-0.1	%(7)	0.0%	0.0%
Primary balance as % of GDP	2.5	%(2)	2.2	%(1)(2)	1.8	%(7)	2.5%	n.a.

(1)	Preliminary data.

(2)	GDP and Current Account figures are for the first nine months of 2008, because full year 2008 information is not yet available. Calculated with GDP figures resulting from the method of calculation in place since April 2008. The Government currently estimates that real GDP growth for 2008 will be approximately 1.5%.

(3)	Calculated with GDP figures resulting from the method of calculation in place prior to April 2008.

(4)	2008 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2008 and in the Programa Económico 2008 (Economic Program 2008), and do not reflect actual results for the year and have not been revised to reflect the adverse global financial and economic environment in 2008. The average export price of Mexico’s oil mix for 2008 was U.S. $84.35 per barrel.

(5)	2009 Budget figures represent budgetary estimates, based on the economic assumptions contained in the Criterios Generales de Política Económica (General Economic Policy Guidelines) for 2009 and in the Programa Económico 2009 (Economic Program 2009).

(6)	Over the past few months, the Mexican Government has entered into agreements to hedge oil prices in order to isolate the 2009 Budget from the effect of reductions in the price of oil with respect to the level that was assumed in the Federal Annual Revenue Law for 2009. Therefore, the approved expenditures level should not be affected if a lower Mexican oil mix price than the one assumed in the 2009 Budget is observed. The total amount hedged was 330 million barrels, which is the amount of net oil exports contemplated in the Economic Program 2009. The aggregate cost of hedging the oil revenues was U.S. $1.5 billion.

(7)	Excluding the effect of expenditures related to the issuance of bonds pursuant to reforms to the ISSSTE Law, as discussed under “—Revenues and Expenditures” above.

n.a.:	Not Available.

Source:	Ministry of Finance and Public Credit.
Public Debt
     Internal Public Debt
     Internal debt of the Mexican Government is presented herein on a “net” basis, and includes only the internal portion of indebtedness incurred directly by the Mexican Government, Banco de México’s general account balance (which was positive at December 31, 2008, indicating monies owed to the Mexican Government) and the assets of the Fondo del Sistema de Ahorro Para el Retiro (the Retirement Savings System Fund). Net internal debt includes Cetes and other securities sold to the public in primary auctions, but not such debt allocated to Banco de México for its use in regulating liquidity (Regulación Monetaria). Internal debt does not include the debt of the IPAB or the debt of budget-controlled or administratively controlled agencies.
     According to preliminary figures, at December 31, 2008, the net internal debt of the Mexican Government totaled Ps. 2,332.7 billion, as compared to Ps. 1,788.3 billion outstanding at December 31, 2007. At December 31, 2008, the gross internal debt of the Mexican Government totaled Ps. 2,401.3 billion, as compared to Ps. 1,896.3 billion of gross internal debt at December 31, 2007. Of the total gross internal debt of the Mexican Government at December 31, 2008, Ps. 281.3 billion represented short-term debt and Ps. 2,120.0 billion represented long-

term debt, as compared to Ps. 261.3 billion and Ps. 1,635.0 billion of short- and long-term debt, respectively, at December 31, 2007. The average maturity of the Mexican Government’s internal debt increased by 0.77 years during 2008, from 5.59 years at December 31, 2007 to 6.36 years at December 31, 2008. The Mexican Government’s financing costs on internal debt totaled Ps. 158.9 billion in 2008, 12.5% more, in nominal terms, than in 2007.
     External Public Debt
     The total external debt of the public sector consists of the external portion of the long-term indebtedness incurred directly by the Mexican Government, the external long-term indebtedness incurred by budget-controlled agencies, the external long-term indebtedness incurred directly or guaranteed by administratively controlled agencies (including but not limited to national development banks) and the short-term external debt of the public sector. Private sector debt guaranteed by the Mexican Government is not included unless and until the Mexican Government is called upon to make payment under its guaranty. For purposes hereof, long-term debt includes all debt with maturities of one year or more from the date of issue.
     According to preliminary figures, outstanding gross external public debt increased by approximately U.S. $1.6 billion in 2008, from U.S. $55.4 billion at December 31, 2007 to U.S. $56.9 billion at December 31, 2008. Of this amount, U.S. $55.7 billion represented long-term debt and U.S. $1.3 billion represented short-term debt. At December 31, 2008, commercial banks held approximately 8.0% of Mexico’s total public sector external debt, multilateral and bilateral creditors (excluding the IMF) held 20.9%, bondholders held 61.0% and other creditors held the remaining 9.9%.
     On February 3, 2009, Petróleos Mexicanos issued U.S. $2,000,000,000 of its 8.00% Notes due 2019, which were issued under the U.S. $7,000,000,000 medium-term note program of Petróleos Mexicanos. The payment obligations of Petróleos Mexicanos under the notes are guaranteed jointly and severally by Pemex-Exploración y Producción, Pemex-Refinación and Pemex-Gas y Petroquímica Básica.